UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Moscow CableCom Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

61945R100

(CUSIP Number)

May 18, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[_]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 61945R100

Page 2 of 4 Pages

______________________________________________________________________________

1.

Name of Reporting Person:  Mikhail A. Smirnov

2.

Check the Appropriate Box if a Member of a Group

(a)

[_]

(b)

[X]

3.

SEC Use Only

4.

Citizenship or Place of Organization:  Russian Federation

Number of

5.

Sole Voting Power:  725,295*

Shares

____________________________________________________________

Beneficially

6.

Shared Voting Power:  0

Owned by

____________________________________________________________

Each

7.

Sole Dispositive Power:  725,295*

Reporting

____________________________________________________________

Person With:

8.

Shared Dispositive Power:  0

9.

Aggregate Amount Beneficially Owned by Reporting Person:  725,295(1)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_]

11.

Percent of Class Represented by Amount in Row (9):  6.2%(2)

12.

Type of Reporting Person (See Instructions):  IN

____________________

(1)

Includes (i) 483,530 shares of common stock, $0.01 par value (“Common Stock”), of

Moscow CableCom Corp., and (ii) 241,765 shares of Common Stock issuable upon exercise of warrants, at an exercise price of $9.85 per share until May 18, 2008.

Excludes unvested options to purchase 443,924 shares of Common Stock, at an exercise price of $5.16 until August 15, 2010.

(2)

Based on a total of 11,641,687 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on August 2, 2006, as disclosed by the

Company to Mr. Smirnov (11,399,922), and assumes exercise of 241,765 warrants beneficially owned by Mr. Smirnov.

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Item 1.

(a)  Name of Issuer:  Moscow CableCom Corp.

(b)  Address of Issuer’s Principal Executive Offices:

590 Madison Avenue, 38th Floor, New York, New York 10022

Item 2.

(a)  Name of Filing Persons:  Mikhail A. Smirnov

(b)  Address of Principal Business Office or, if none, Residence:

Dm. Ulyanva Street, 7a, Moscow, 117036, Russian Federation

(c)  Citizenship:  Russian Federation

(d)  Title of Class of Securities:  Common Stock, $0.01 par value

(e)  CUSIP Number:  61945R100

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the                person filing is a:

Not applicable.

Item 4.  Ownership.

(a)  Amount beneficially owned:

725,295(1)

(b)  Percent of class:

    6.2%(2)

(c)

 Number of shares as to which the person has:

(i)   sole power to vote or to direct the vote:

725,295(1)

(ii)  shared power to vote or to direct the vote:

      0

(iii) sole power to dispose or to direct the disposition of:

725,295(1)

(iv) shared power to dispose or to direct the disposition of:

      0

(1)

Includes (i) 483,530 shares of Common Stock, and (ii) 241,765 shares of Common

Stock issuable upon exercise of warrants, at an exercise price of $9.85 per share until

May 18, 2008.  Excludes unvested options to purchase 443,924 shares of Common Stock,

at an exercise price of $5.16 until August 15, 2010.

(2)

Based on a total of 11,641,687 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on August 2, 2006, as disclosed by the

Company to Mr. Smirnov (11,399,922), and assumes exercise of 241,765 warrants beneficially owned by Mr. Smirnov.

Item 5.  Ownership of Five percent or Less of a Class.

Not applicable.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

                        Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2006

/s/ Mikhail A. Smirnov______

Mikhail A. Smirnov

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